st.george

9 June 2005

RECEIVED

2005 JUN 21 A 11: 2

St.George Bank Limited
ABN 92 055 513 070

Group Secretariat
Level 15
182 George Street
Sydney NSW 2000

Postal Address:
PO Box R221
Royal Exchange NSW 1225

Telephone: 612 9236 1469
Facsimile: 612 9236 1899
Email: bowanm@stgeorge.com.au

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
100 F Street, NE,
Washington, D.C. 20549

Attention: Mr. James Doughty

05009126

SUPPL

Dear Sir

St.George Bank Limited: 12g3-2(b) Information - File No.82-3809

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that St.George Bank Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since May 16, 2002, the date of the Company's application for reinstatement of the exemption from Rule 12g3-2(b) of the Exchange Act:

- Appendix 3Y
- Appendix 3B – New Issue
- St.George Announces Crusade Trust No. 1A of 2005
- St.George Prices Crusade Trust No. 1A of 2005
- Chairman's Remarks to Melbourne Shareholders – Monday 30 May 2005
- Melbourne Shareholders Meeting Presentation
- St.George Bank – SAINTS – Declaration of Dividend
- New St.George Euro Benchmark Oversubscribed

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at 612 9236 1205.

Yours sincerely

PROCESSED
JUN 21 2005
THOMSON
FINANCIAL

dlw 6/21

Michael Bowan
General Counsel and Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

2005 JUN 21 A 11:25

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ST.GEORGE BANK LIMITED
ABN	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr John S Curtis
Date of last notice	8 December 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct 15,112 shares (fully paid ordinary) Indirect 4,695 shares (fully paid ordinary) 318 SAINTS 15,000 Instalment Warrants in fully paid Ordinary shares of St.George Bank Limited
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Indirect : 1. 4,695 Shares and 318 SAINTS held by Stourhead Holdings Pty Ltd as trustee for the Curtis Super Fund. (Mr Curtis is a director of Stourhead Holdings Pty Ltd). 2. 15,000 Instalment Warrants in fully paid Ordinary shares of St.George Bank Limited held by Westpac Custodian Nominees Limited Securities Trustee, as trustee for Stourhead Holdings Pty Limited - (which is in turn trustee for the Curtis Super Fund. Mr Curtis is a director of Stourhead Holdings Pty Limited)
Date of change	3 May 2005
No. of securities held prior to change	19,807 shares (fully paid ordinary) 318 SAINTS

Class	Ordinary fully paid shares
Number acquired	15,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Warrant Price: $11.05 Underlying SGB Share Price: $25.09
No. of securities held after change	19,807 shares (fully paid ordinary) 318 SAINTS 15,000 Instalment Warrants in fully paid Ordinary shares of St.George Bank Limited
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	15,000 Instalment Warrants purchased on market.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,026
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued under the St.George Bank Executive Performance Share Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	16 May 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
517,909,393	Ordinary shares
3,000,000	PRYMES
3,500,000	SAINTS
4,347	Redeemable preference borrower share
262,861	Redeemable preference depositor share
3	Perpetual Notes

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. *Cross reference: rule 7.7.*	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Date: 16/05/2005

Secretary

Print name: Michael Bowan

== == == == ==

news release

St.George

20 May 2005

St.George Announces Crusade Trust No. 1A of 2005

St.George Bank today announces the start of a marketing campaign for a proposed Australian dollar mortgage - backed securities issue under the Crusade securitisation programme.

Securities with an approximate value of AUD 815 million in total will be issued with a senior tranche of approximately AUD 800 million and subordinated tranches of approximately AUD 15.0 million in total. It is expected that the senior tranches will be rated AAA by Standard and Poor's and Aaa by Moody's Investors Service.

The issue is to be known as Crusade Trust No.1A of 2005 and the senior notes will be listed on the Australian Stock Exchange. The issue will be backed by Australian residential mortgage loans originated by St.George.

The issue will feature Societe Generale Australia Branch and St George Bank as Joint Lead Managers.

Media Inquiries:

Jeff Sheehan
Chief Manager Capital Markets
Ph. 61 (0) 2 9320 5510
Mob: 61 (0) 412 251 194

news release

st.george

27 May 2005
RE100505

St.George Prices Crusade Trust No. 1A of 2005

St.George Bank Limited announced today the pricing of Crusade Trust No. 1A of 2005, an issue of mortgage-backed securities under its Crusade securitisation programme. The securities denominated in Australian dollars will be backed by Australian residential mortgage loans originated by St.George.

In total, mortgage-backed securities with an equivalent value of A$916 million will be issued. The A$900 million senior tranche was priced at One Month BBSW plus 17 basis points. Two subordinated tranches totalling A$16.5 million are also being issued. It is expected that the senior tranche will be rated AAA by Standard and Poor's and Aaa by Moody's Investor Service.

The issue featured Societe Generale Australia Branch and St.George Bank Limited as Joint Lead Managers.

Media Inquiries:

Roger Desmarchelier
Head of Group Securitisation
Treasury and Capital Markets
Mobile: 61 [0] 2 9320 5605
Fax: 61 [0] 0412 497 348

CHAIRMAN'S REMARKS TO MELBOURNE SHAREHOLDERS
ON MONDAY 30 MAY 2005

On behalf of the St.George Board, I would like to welcome you today to our Melbourne Shareholders' meeting. The Board always enjoys the opportunity to travel to Melbourne to meet the Group's shareholders.

This is my first opportunity as Chairman to address you, although I have been a member of the Board since 1997 and was previously Managing Director of Advance Bank from 1986 to 1997. I have, however, had the opportunity at our December AGM to farewell Frank Conroy and to thank him for his significant contribution during his eight years as Chairman.

I would like to introduce you to the Board. On my right are Mrs Gail Kelly, Mr Graham Reaney, Mr John Curtis and Mr Richard England

On my left are Mr Michael Bowan, the Company Secretary, Mr Len Bleasel, Mr Paul Isherwood, Mrs Linda Nicholls and Mr Terry Davis.

It is very pleasing to be able to report another very strong performance for the Group.

As reported to the Australian Stock Exchange on the third of May, profit before significant items was up 14.4 per cent, from $354 million to $405 million.

When significant items, primarily the sale of our non-branded merchant ATM network, are included, profit increased by 17.5 per cent to $416 million.

Earnings per share increased by 11.3 per cent, from 160 to 178.1 cents.

The Dividend was up 11.7 per cent, from 60 cents to 67 cents.

The Dividend will be paid on 4 July and the Dividend Reinvestment Plan will continue with no discount to apply.

This interim Dividend continues the positive trend we've seen over the last five years. From 31 cents back in March 2001, the Group has averaged a 20 per cent per annum increase to the current dividend of 67 cents.

The response by the media and analysts to these results has been very positive, with both reporting it as a clean result underpinned by strong revenue growth, strong credit quality and very disciplined cost control.

On this point, the cost-to-income ratio for the Group dropped below 45 per cent for the first time, which makes it the lowest across the major and regional banking sector.

CHAIRMAN'S REMARKS TO MELBOURNE SHAREHOLDERS
ON MONDAY 30 MAY 2005

Our recent results once again reflect the success of the Group's consistent and on-going strategy of pursuing 'organic' growth. By this I mean the Bank's focus on growing its core banking and wealth management businesses.

This strategy is continuing to deliver strong results and going forward there is plenty of opportunity for St.George to further grow its market share in all the States in which it operates.

Also underpinning this result is the very strong credit position of the Group.

Strong credit quality is a hallmark of St.George and asset quality across the Group continues to be excellent.

Our non-accruals to total receivables are a very low 0.14 per cent. This compares very favourably to the average of the four major banks, which is 0.31 per cent.

The Group in its daily activities is exposed to credit risk, market risk, liquidity risk and operational risk. The Group has a well established and integrated framework to manage these risks through a number of specialised committees, that are responsible for policy setting, monitoring and analysing risk.

From January 2008 there will be new arrangements in place governing the amount of regulatory capital required of banks.

Banks are supervised by the Australian Prudential Regulation Authority or APRA. The new capital regime is part of a global initiative known as Basel II. This regime will provide a more sophisticated calculation to determine the amount of regulatory capital required by each financial institution.

The Group's risk management framework continues to be enhanced as it progresses with the implementation of the Basel II advanced approaches for credit and operational risk. The Bank has a program in place with the objective of implementing the advanced approaches for credit risk by January 2008 and operational risk by January 2009. Timing is subject to satisfying APRA's accreditation requirements.

From 1 October 2005, the Group will need to comply with the International Financial Reporting Standards, or IFRS, as issued by the Australian Accounting Standards Board. While there are some areas still to be finalised, the Group is well advanced with the implementation of changes required, which are expected to be completed prior to 30 September 2005.

The new reporting rules will change some of the components of the Group's reported profit and balance sheet. Examples of these changes include a new way of treating goodwill and bringing securitised loans back onto the Group's balance sheet.

Further information on the impact of the changes can be obtained in the Group's Interim Consolidated Financial Report which is available on the Bank's website.

Shareholders should be aware that the Australian Tax Office has recently issued amended assessments to the Bank totalling $164 million. These assessments relate to interest deductions claimed between 1998 and 2004 by St.George in respect of its issue of Depositary Capital Securities. These securities were issued in 1997 as part of the financing for the St.George / Advance merger.

St.George is confident that its position in relation to the application of the taxation law is correct and obtained detailed legal, tax and accounting advice both at the time of the transaction as well as following commencement of the ATO's inquiries.

St.George recently sought advice from two separate and independent Senior Counsel. After consideration of that advice, the Bank strongly disagrees with the ATO's position. Accordingly, St.George has concluded that no amounts due under the amended assessments will be charged to its Statement of Financial Performance and has discussed and agreed this treatment with its auditors, KPMG.

Resolution of this matter through the Courts is likely to take some years and St.George intends to pursue all necessary avenues of objection and appeal in contesting the ATO's view.

With regard to the Sell Back Rights issued in 2001, shareholders will be aware that the ATO issued a ruling stating that those who received the Rights would be liable for income tax on the market value of those rights.

St.George undertook litigation on behalf of shareholders and the Federal Court, in April 2004, held that the affected shareholders should not be taxed on the value of the Sell Back Rights. The Commissioner of Taxation subsequently appealed this decision.

The Full Federal Court hearing on this matter occurred in November last year. The Bank is awaiting a decision and we will keep you fully informed of developments as they occur.

With regard to the Australian economy, the rate of growth has slowed in the last six months. Despite the March increase, interest rates are still at relatively low levels with unemployment at historic lows. Export growth was subdued and consumer spending eased back from very strong levels.

Business investment and company profit growth remained solid. The year ahead is expected to bring a small lift in growth as the housing sector and consumer spending levelling out.

CHAIRMAN'S REMARKS TO MELBOURNE SHAREHOLDERS
ON MONDAY 30 MAY 2005

We expect that housing credit growth will be around 12 per cent for year ending September 2005, which is down on previous years. The outlook for business lending remains positive.

From a global perspective, the strength of the US and Chinese economies will be the main drivers. The rate of growth for both of these economies could slow over the coming year. The oil price will also be an important determinant, and if this stays above $50 per barrel for an extended period, it is expected that economic growth forecasts will be revised downwards.

With regard to the banking sector, the first half has seen a heightening in competitive intensity and we expect this to continue. St.George is well positioned to deal with this environment due to its key differentiators. These include a track record of excellent credit quality, effective cost management, high levels of customer service and satisfaction, together with a strong focus on delivering on business growth strategies.

Based on the strong performance for the half-year, St.George has increased its EPS growth target for the 2005 full year from 10% to 11% and has reaffirmed the double digit EPS growth target for 2006.

On behalf of shareholders, I would like to recognise the contribution of the management and staff of St.George for the achievement of another excellent result. The consistency of the Group's financial performance demonstrates the depth of skills and commitment in the executive team.

Gail Kelly will now provide more detailed comments regarding the Group's results and strategic focus going forward – Thankyou.

1

Melbourne Shareholders' Meeting

30 May 2005

John Thame
Chairman

Gail Kelly
Managing Director

2

Agenda

Chairman's Comments:	John Thame
Results and Strategy:	Gail Kelly

Profit result

	Mar-05	Mar-04	% Change
Profit before significant items	$405m	$354m	14.4
Profit after significant items	$416m	$354m	17.5
Earnings per share*	178.1¢	160.0¢	11.3
Dividend	67¢	60¢	11.7

*Calculated before goodwill amortisation and significant items

Sustainable dividend payout



¢
70
60
50
40
30
20
31
34
38
42
45
50
60
62
67
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05

- Dividend payout sustainable under IFRS
- Dividends fully franked
- Dividend reinvestment plan continues

5 year CAGR 20.8%

Excellent credit quality

Non-accruals/total receivables


St.George
Average of the 4 majors
%
1.0
0.8
0.6
0.4
0.2
0.0
0.31
0.14
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05

- Bad debts/average total assets stable at 0.16%*
- Low risk business mix
- Excellent track record

*Annualised

Basel II and International Financial Reporting Standards (IFRS)

Basel II*

- Application for advanced status to be lodged with APRA in Sep-05 quarter
- Estimated total program cost $35m, with the major component of work to be completed in FY05
- Basel II processes and systems expected to be substantially in place by Sep-05

IFRS

- International Financial Reporting Standards (IFRS) preparations well advanced
- First IFRS accounts 31 Mar-06
- Estimated total project cost $5m

*Accreditation and timing subject to APRA approval

Depositary Capital Securities

- Amended assessments total $164m for the period 1998 to 2004 inclusive
- St.George is strongly contesting the ATO's view
- No amounts due under the amended assessments will be charged to the profit and loss account

st.george

Outlook

- Earnings per share growth target increased from 10% to 11%
- Target of achieving double-digit earnings per share growth in 2006 remains

st.george

st.george

Melbourne Shareholders' Meeting

30 May 2005

John Thame
Chairman

Gail Kelly
Managing Director

Agenda

Chairman's Comments: John Thame

Results and Strategy: Gail Kelly

Result Highlights

Quality and consistency

- Robust revenue growth
- *Disciplined interest margin management*
- Effective cost management
- *Excellent credit quality*
- *Superior return on equity*
- *Focused execution of strategy*

st.george

Profit result

	Mar-05	Mar-04	% Change
Profit before significant items	$405m	$354m	14.4
Profit after significant items	$416m	$354m	17.5
Earnings per share*	178.1¢	160.0¢	11.3
Return on equity*	22.6%	21.6%	
Expense to income*	44.9%	48.1%	
Dividend	67¢	60¢	11.7

st.george

*Calculated before goodwill amortisation and significant items

Outstanding return on equity


%
Return on equity*
25
20
15
22.6
18.3
St.George
Average of the 4 majors
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05

Focused on sustainable, high quality earnings

*After preference dividends and before significant items and goodwill

Earnings driven by strong revenues


$bn
1.5
1
0.5
0
7.8%
1.4
1.1%
0.7
0.4
14.4%
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Revenue
Expenses
Earnings*

	5 year CAGR
Revenue	10.3%
Expenses	4.0%
Earnings	24.4%

High single digit revenue growth + low single digit expense growth = double digit EPS growth

Percentages Mar-04 to Mar-05. Before significant items. *After tax expense and preference dividends

Supported by growing business volumes


$bn
Business volumes
80
60
40
20
0
15.8%
74.5*
5.5%
36.8
27.8
23.0%
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Lending
Retail Deposits
Managed Funds

Percentages Mar-04 to Mar-05. *Includes securitised loan balances and bill acceptances

Margin management remains a strength


Net interest margin
%
3.0
2.8
2.6
2.4
2.2
2.0
1.8
2.60
2.34
St.George
Average of the 4 majors*
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05

4 basis points reduction 1H05 on 2H04

*Domestic margins

Effective cost management

St.George group expense to income ratio^


%
60
50
40
44.9
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05

Peer group expense to income ratio*


%
75.0
57.5
40.0
70.0
64.1
57.4
50.1
48.4
48.1
45.8
44.9
Bendigo Bank
Bank of QLD
NAB
CBA
WBC
Suncorp
ANZ
St.George

^Excluding goodwill and before significant items. *Ratios as at the companies last reporting date

Excellent credit quality

Non-accruals/total receivables


St.George
Average of the 4 majors
%
1.0
0.8
0.6
0.4
0.2
0.0
0.31
0.14
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05

- Bad debts/average total assets stable at 0.16%*
- Low risk business mix
- Excellent track record

*Annualised

Strong managed funds growth


Total managed funds
$bn
23%
27.8
30
24
18
12
6
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05

- SEALCORP funds under administration up 24%
- Advance funds under management up 22%

Percentages Mar-04 to Mar-05

Sustainable dividend payout


¢
70
60
50
40
30
20
31
34
38
42
45
50
60
62
67
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05

- Dividend payout sustainable under IFRS
- Dividends fully franked
- Dividend reinvestment plan continues

5 year CAGR 20.8%

23

Strategy Overview

st.george

24

Business priorities update

Differentiating on customer service

Outlook and management targets

st.george

Strategic framework

Deepen and strengthen customer relationships in chosen markets
Leverage specialist capabilities for growth
Creatively differentiate on customer service
Accelerate and empower relationship-selling
Optimise cost structure
Build team and performance culture

st.george

Business priorities

Customer service	Integrated program of work well underway, driving differentiation
Home loans	Actively manage volumes and mix, with objective of achieving profitable growth in line with system
Deposits	Actively manage volumes and margin, with objective of achieving profitable growth
Middle market	Achieve at least twice system growth
Wealth management	Within top 5 in net funds inflow
Team	Maintain high quality and aligned teams at every level
Victoria and Queensland	Continue targeted growth strategy, capturing market share in key segments
Productivity management	Rolling program of efficiency initiatives, facilitating reinvestment

st.george

Home Loans - meeting the challenges

Residential receivables


15.1%*
$bn
55
45
35
25
52.8
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05

- 12.1% annualised growth in 1H05
- Expecting FY05 growth to be around system
- Stable margin performance supported by mix management
- Brokers – 43% of new flows
- Focusing on improving proprietary channel sales and productivity performance

- LVR of mortgage book is 39.5%
- LVR of mortgages written in 1H05 is 66.2%

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Includes securitised loans. *Percentage Mar-04 to Mar-05

Home Loans - improving retention

Run-off rate*


%
30
20
10
23.9
21.9
18.3
15.7
Sep-02
Sep-03
Sep-04
Mar-05

- Active relationship management focus
- Dedicated retention team
- Mixture of central and locally executed campaigns
- Retention result supported by slowing housing market and interest rate rise

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*Annualised run-off rate includes contractual repayments, discharges and pre-payments

Deposits - disciplined margin/volume management

directsaver account balances


6.4%
$bn
6
4
2
0
5.5
Mar-01
Mar-02
Mar-03
Mar-04
Mar-05

- Competition increasing as:
  - new competitors enter the market
  - established players respond
- Strategic focus on profitable growth:
  - transaction account balances defended
  - new products 'Powersaver' and 'Freedom Plus' launched in Apr-05
- Group wide focus and targeted strategy in place

Middle Market - high quality growth

Total middle market receivables


22.7%*
$bn
15
10
5
14.1
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05

	3 year CAGR	5 year CAGR
Middle market receivables	22.5%	17.6%

- 20% annualised growth in 1H05
- Relationship model delivering
- Impaired assets/total middle market receivables at 0.23%
- Named 'Business Bank of the Year'^

*Percentage Mar-04 to Mar-05 ^CFO Magazine 2004

Middle Market - growing customer relationships

Products per customer


#
8.5
7.0
5.5
4.0
2.5
2.6
5.8
3.2
6.4
3.4
6.5
3.5
6.7
3.9
7.2
4.0
7.3
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Total IBB
KARM Customers*

Market share


%
7.0
6.5
6.0
5.5
5.0
4.5
4.0
4.9
5.1
5.6
6.0
6.3
6.6
Sep-02
Mar-03
Sep-03
Apr-04
Sep-04
Feb-05

- 67% of new business sourced from existing customers
- 90% of new business sourced from 6 target industries

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*KARM – Key account relationship management

Middle Market - power of customer advocacy

Respondents who would 'definitely recommend' their bank*


%
60
40
20
0
14
23
24
29
53
CBA
WBC
NAB
ANZ
STG
Respondent's main bank

41% of customers who said that they would 'recommend' confirmed they actually did

Expected churn^

- 19% of major bank customers are considering changing banks in the next 6 months
- 0% of St.George customers are considering changing

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*Jones Donald customer survey C&BB Sep-04
^East & Partners. Australian Mid-Corporate Transaction Banking Markets as at Feb-05 (refers to main transaction bank)

Middle Market - Best Business Bank program

Objectives

Increase customer numbers	Maintain high customer and employee engagement
Expand capability in selected industries	Maintain at least twice system growth

Imperatives

- Improve productivity at front line
- Increase resources and expand footprint in core geographies – NSW, ACT, SA
- Expand resources and footprint in non-core geographies – VIC, QLD, WA
- Leverage full potential of $250k-$1m segment
- Maintain superior credit quality
- Improve product delivery and credit processes
- Planned increase of over 100 new middle market staff this year
- Over 50 staff involved in program delivery

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Wealth Management - continued growth story

Wealth Management

SEALCORP
- ASGARD
  - 'Mastertrust'
  - 'eWrap'
  - 'Elements'
- Securitor
- Institutional Business Services

Investments & Insurance
- Margin Lending
- Advance Asset Management
- Insurance
- Ascalon

Customer Segments
- Private Bank
- Gold

- Wealth now contributing more than 10% of Group segmental earnings
- All businesses contributing strongly
- Growing and broadening distribution through:
  - greater penetration of IFA dealer groups, corporate super and institutional businesses
  - improved internal planner productivity

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GOLD - customer advocacy strengthening

GOLD customers who would
'definitely recommend St.George'



%
60
50
40
30
36
37
40
48
Jul-03
Dec-03
Jun-04
Mar-05

- Customer numbers up 23% to 170,000 since Mar-04
- 1 in 4 GOLD customers 'absolutely delighted'*
- Customer retention remains high at 98%

Source: Jones Donald Customer Satisfaction Survey Mar-05 *GOLD customers who answered 7 on a 7 point scale

Interstate growth strategy

Business volumes growth

	Residential	Middle Market	Total Asset Growth
	%	%	%
VIC	34	30	33
QLD	23	16	22
WA	19	27	22

Victoria – targeted growth, steady build

- Measured build of infrastructure and capability:
  - 31 retail branches
  - 5 business banking centres
- 83 additional people since Sep-03

Queensland – area of focus

- General Manager appointed Nov-04
- Additional investment planned
- 15 additional people since Sep-04

Organic growth momentum building

Percentages Mar-04 to Mar-05

Continuous productivity improvement

Redesigning our processes from the customer perspective

- Simplification of data capture
- Reduction in paper flow
- Streamlining of credit processes
- Embedding a culture of productivity and service disciplines

Group wide productivity management

- Continued emphasis on rigorous financial analysis
- Cross divisional review of investments and portfolios
- Ongoing review of property, procurement and IT sourcing
- Discipline through internal charging and ongoing productivity improvements

Productivity benefits funding reinvestment initiatives

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Business priorities update

Differentiating on customer service

Outlook and management targets

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Our customer service formula

Engaged People + **Great Customer Experience** = **Superior Financial Results**

Compelling place to work

- An inspiring vision
- Right people, right roles
- Empowered workplace
- People who are passionate about the Group's brands
- Clear consistent communication

Compelling place to bank

- Targeted approach
- Compelling propositions
- Customers who stay and do more
- Customers who advocate St.George
- Differentiated positioning

Compelling place to invest

- Superior financial results over time
- Consistent, superior growth profile
- Self sustaining platform

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A differentiated customer experience

Customer satisfaction



%
80
70
60
50
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
75.7%
66.4%
St.George
Average of the 4 majors

st.george Source: Roy Morgan Research Mar-05 rolling 3-mth average. Respondents (aged14+) with transaction accounts at institution

Business priorities update

Differentiating on customer service

Outlook and management targets

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Outlook

Sector outlook

- Moderation in home loan market growth underway
- Solid growth in business lending and investment
- Competitive environment remains intense, particularly in retail deposits
- Interest rates expected to be relatively stable

St.George outlook

- Deposit volumes currently below system but expected to lift
- Home loan portfolio expected to grow at or around FY05 system growth
- Middle market on track to deliver well in excess of system growth
- Wealth management inflows expected to exceed system growth
- Solid earnings momentum across the Group

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Targets: FY05 and FY06

EPS growth FY05	Up from 10% to 11%
EPS growth FY06	Double digit
Cost to income	*Manage to lower end of peer group*
Capital	Tier one 7.0-7.5%
Credit quality	Maintain positive differential to majors
Customer satisfaction	Maintain positive differential to majors

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In conclusion

- Measured, disciplined and consistent strategy delivering
- Continued focus on enhanced customer service differentiation
- Meeting the challenges of increasing competition
- Strong execution track record
- Investing for the future
- Focus on sustainable, high quality earnings

st.george

st.george

For further information visit

www.stgeorge.com.au

or contact

Jeremy Griffith
General Manager Corporate Relations
Ph: +61 2 9236 1328
Mb: +61 411 259 432
Email: griffithj@stgeorge.com.au

st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Declaration of Dividend/Record Date for St.George Bank SAINTS**
Date Sent:	31 May 2005

St.George Bank advises that in accordance with the Terms of Issue of the Bank's SAINTS, the Bank has declared a quarterly dividend of $1.2412 per SAINTS to be paid 22 August 2005 with a record date for determination of entitlements of 8 August 2005.

Franking Credit - 100% of this payment is franked at 30%.

Yours sincerely

Michael Bowan
General Counsel and Secretary

news release

8 June, 2005
RE020605

NEW ST.GEORGE EURO BENCHMARK OVERSUBSCRIBED

On 7 June 2005 in London, St.George Bank Limited priced a new EUR 750 million benchmark issue of floating rate notes FRNs with a term of 5 years. The FRNs have a coupon of three month EURIBOR plus 12.5 basis points and an issue price of 99.88%, offering investors a margin over three month EURIBOR of 15 basis points. The FRNs will be settled on 16 June 2005 and will mature on 16 June 2010. JP Morgan and UBS acted as Joint Lead Managers for the transaction.

The issue met strong demand from a broad range of investors in Asia, Europe and the United Kingdom and closed well oversubscribed. The benchmark issue followed a European investor roadshow undertaken prior to the launch of the issue.

St.George is rated A by Standard & Poor's, A2 by Moody's Investors Service and A+ by Fitch Ratings.

Media Inquiries:
Jeff Sheehan
Chief Manager Capital Markets
Ph. 61 (0) 2 9320 5510
Mob: 61 (0) 412 251 194